SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                               SCHEDULE 13D
                              (RULE 13D-101)

                 Under the Securities Exchange Act of 1934

                             THE CRONOS GROUP
          -------------------------------------------------------
                             (Name of Issuer)

                 Common Shares, par value $2.00 per share
          -------------------------------------------------------
                      (Title of Class of Securities)

                                L20708-10-0
          -------------------------------------------------------
                              (CUSIP NUMBER)

                          BLAVIN & COMPANY, INC.
                        29621 Northwestern Highway
                        Southfield, Michigan  48034
                         Tel. No.: (248) 213-0457
          -------------------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                            - with copies to -
                          Eliot D. Raffkind, P.C.
                 Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                      1700 Pacific Avenue, Suite 4100
                         Dallas, Texas 75201-4618
                              (214) 969-2800

                            September 24, 1999
          -------------------------------------------------------
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. L20708-10-0       13D


 1    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Blavin & Company, Inc., Tax ID:  061433471

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) /   /
                                                            (b) /   /

 3    SEC USE ONLY

 4    SOURCE OF FUNDS*
      AF, WC

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                      [ ]

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

      NUMBER         7   SOLE VOTING POWER             1,529,136
        OF
      SHARES         8   SHARED VOTING POWER           0
   BENEFICIALLY
     OWNED BY        9   SOLE DISPOSITIVE POWER        1,529,136
       EACH
    REPORTING       10   SHARED DISPOSITIVE POWER      0
   PERSON WITH

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,529,136

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                  /   /

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      16.7%

 14   TYPE OF REPORTING PERSON*
      CO


   *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. L 20708-10-0      13D


 1    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Paul W. Blavin

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) /   /
                                                            (b) /   /

 3    SEC USE ONLY

 4    SOURCE OF FUNDS*
      AF, WC

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                        [ ]

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      USA

      NUMBER         7   SOLE VOTING POWER             1,529,136
        OF
      SHARES         8   SHARED VOTING POWER           0
   BENEFICIALLY
     OWNED BY        9   SOLE DISPOSITIVE POWER        1,529,136
       EACH
    REPORTING       10   SHARED DISPOSITIVE POWER      0
   PERSON WITH

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,529,136

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                           /   /

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      16.7%

 14   TYPE OF REPORTING PERSON*
      IN


   *SEE INSTRUCTIONS BEFORE FILLING OUT

                               SCHEDULE 13D

          This Schedule 13D (the "Schedule 13D") is being filed on behalf of Blavin & Company, Inc., a Delaware corporation ("BCI"), and Mr. Paul W. Blavin, the principal of BCI, relating to Common Shares of The Cronos Group (the "Issuer"). BCI and Mr. Blavin previously reported beneficial ownership of shares of the Issuer on a Schedule 13D, the last amendment to such Schedule 13D being filed in July 1997. BCI and Mr. Blavin subsequently reported beneficial ownership of the shares of the Issuer on a
Schedule 13G filed July 2, 1999. BCI and Mr. Blavin may engage in discussions that may require the filing of a Schedule 13D and are thus filing this Schedule 13D.

          This Schedule 13D relates to Common Shares of the Issuer purchased by BCI for the account of (i) PWB Value Partners, L.P. ("PWB"), of which BCI is the general partner, and (ii) four institutional clients for which BCI acts as investment advisor (collectively, the "Clients").

ITEM 1.   Security and Issuer

          Securities acquired:  Common Shares, par value $2.00 per share

          Issuer:   The Cronos Group
                    16, Allee Marconi
                    Boite Postale 260
                    L-2120  LUXEMBOURG

ITEM 2.   IDENTITY AND BACKGROUND

          Blavin & Company, Inc., a Delaware corporation, provides investment management services to private individuals and institutions and is located at 29621 Northwestern Highway, Southfield, MI 48034. Mr. Blavin is the principal of BCI. The principal occupation of Mr. Blavin is investment management, and he is a United States citizen. His business address is 29621 Northwestern Highway, Southfield, MI 48034. Neither BCI nor Mr. Blavin has been convicted in a criminal proceeding during the last five years. Neither BCI nor Mr. Blavin is and during the past five years was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result thereof, subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS

          The source of the funds used in making purchases of Common Shares is the working capital of each of PWB and the Clients, as the case may be.

ITEM 4.   PURPOSE OF THE TRANSACTION

          BCI and Mr. Blavin acquired Common Shares for portfolio investment purposes and do not have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer, but BCI and Mr. Blavin reserve the right to consider or make such plans and/or proposals in the future. BCI and Mr. Blavin reserve the right to acquire, or dispose of, additional securities of the Issuer, in the ordinary course of business, to the extent deemed advisable in light of BCI's general investment and trading policies, market conditions or other factors. BCI may contact the Issuer, other shareholders and/or third parties and engage in discussions with such persons and entities regarding potential strategies to increase shareholder value. Other than as described above, neither BCI nor Mr. Blavin has present plans or proposals which would result in any of the following:

          1) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

          2) any sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

          3) any change in the present board of directors or managers of the issuer;

          4) any material change in the present capitalization or dividend policy of the issuer;

          5) any other material change in the issuer's business or corporate structure;

          6) any change in the issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

          7) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

          8) causing a class of securities of the issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          9)   any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) As of September 24, 1999, BCI and Mr. Blavin are beneficial owners of 1,529,136 Common Shares of the Issuer or 16.7% of the shares outstanding.
The 1,529,136 shares described above are beneficially owned by BCI and Mr. Blavin for the account of PWB and each of the Clients, as the case may be.

     The number of shares beneficially owned by BCI and Mr. Blavin and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Act. The percentage of beneficial ownership of BCI and Mr. Blavin on September 24, 1999 is based on 9,158,378 outstanding Common Shares as of August 2, 1999 as reported in the Issuer's Form 10-Q filed with the Commission on August 12, 1999.

     (b) BCI and Mr. Blavin for the account of each of PWB and the Clients have the power to vote and dispose of the Common Shares held by each such entity.

     (c) BCI has not engaged in transactions in the Issuer's securities during the last sixty days.

     (d)  Not Applicable.

     (e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Not Applicable.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          EXHIBIT 1

          Joint Filing Agreement dated September 24, 1999 between Paul W. Blavin and Blavin & Company, Inc.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:    September 24, 1999



                                   Blavin & Company, Inc.


                                   By:  /S/PAUL W. BLAVIN
                                        ---------------------------
                                        PAUL W. BLAVIN, President


                                   /S/PAUL W. BLAVIN
                                   -------------------------------
                                   PAUL W. BLAVIN